Exhibit 99.1

MINISO Group Announces December Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, March 12, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter ended December 31, 2023 (the “December Quarter”).

Financial Highlights for the December Quarter

•	Revenue was RMB3,841.3 million (US$541.0 million), representing an increase of 54.0% year over year and 1.3% quarter over quarter.

•	Gross profit was RMB1,657.3 million (US$233.4 million), representing an increase of 66.2% year over year and 4.7% quarter over quarter.

•	Gross margin was 43.1%, compared to 40.0% in the same period of 2022 and 41.8% in the previous quarter.

•	Operating profit was RMB765.4 million (US$107.8 million), representing an increase of 71.0 % year over year, compared to RMB788.3 million in the previous quarter.

•	Profit for the period was RMB637.8 million (US$89.8 million), representing an increase of 77.3% year over year, compared to RMB618.3 million in the previous quarter.

•	Adjusted net profit(1) was RMB660.5 million (US$93.0 million), representing an increase of 77.0% year over year, compared to RMB642.0 million in the previous quarter.

•	Adjusted net margin(1) was 17.2%, compared to 15.0% in the same period of 2022 and 16.9% in the previous quarter.

•	Adjusted EBITDA(1) was RMB995.3 million (US$140.2 million), representing an increase of 66.8% year over year, compared to RMB1,014.3 million in the previous quarter.

•	Adjusted EBITDA margin(1) was 25.9%, compared to 23.9% in the same period of 2022 and 26.8% in the previous quarter.

Operational Highlights for the December Quarter

•	Number of MINISO stores reached 6,413 as of December 31, 2023, increasing by 973 stores year over year and 298 stores quarter over quarter.

•	Number of MINISO stores in China was 3,926 as of December 31, 2023, increasing by 601 stores year over year and 124 stores quarter over quarter.

•	Number of MINISO stores in overseas markets was 2,487 as of December 31, 2023, increasing by 372 stores year over year and 174 stores quarter over quarter.

•	The Company entered 4 additional markets in the December Quarter, marking its entry into the 110th overseas market.

•	Number of TOP TOY stores was 148 as of December 31, 2023, increasing by 31 stores year over year and 26 stores quarter over quarter.

Note:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	December 31, 2022	September 30, 2023	December 31, 2023	YoY	QoQ
Number of MINISO stores(1)	5,440	6,115	6,413	973	298
China	3,325	3,802	3,926	601	124
—Directly operated stores	16	20	26	10	6
—Third-party stores	3,309	3,782	3,900	591	118
Overseas	2,115	2,313	2,487	372	174
—Directly operated stores	153	202	238	85	36
—Third-party stores	1,962	2,111	2,249	287	138
Number of TOP TOY stores(2)	117	122	148	31	26
—Directly operated stores	8	9	14	6	5
—Third-party stores	109	113	134	25	21

Notes:

(1) “MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2) “TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

For more information about MINISO stores, please refer to “Unaudited Additional Information” in this press release.

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “We capped off a remarkable year of 2023 with another strong quarter, with all of our key performance metrics, including revenue, gross margin, and net profit, once again hitting historical highs. Revenue increased by 54% year over year to RMB3.84 billion, accelerating from the first three quarters of 2023. This was powered by a 32% growth of same-store sales in MINISO China and a 19% growth of same-store sales in MINISO overseas. Revenue of overseas directly operated markets has increased by more than 80% for three consecutive quarters and contributed over 50% of overseas revenue in the December Quarter for the very first time.”

Mr. Ye continued, “We added more than 1,000 net new stores globally in 2023, our fastest speed of store openings ever. Despite the potential short-term uncertainties in our way to globalization, we remain optimistic about its long-term prospects and will be committed to fully diversifying our operational risks in overseas market. As we shared on our Investor Day, we currently target to open 900-1,100 net new stores each year from 2024-2028 and maintain a revenue compound annual growth rate of no less than 20%. This positive outlook comes from our long-term confidence in China’s economic development, our unchanged ambition for offline retail business, and our determination to achieve globalized development. Going forward, we will continue to focus on our long-term strategic goal to become No.1 IP design retail group of the world by bringing happiness to customers worldwide.”

Mr. Eason Zhang, CFO of MINISO, commented, “Gross margin for this December quarter reached 43.1%, representing a historical high once again, thanks to higher revenue contribution from overseas markets and TOP TOY. Notably, adjust net profit increased by 77% to RMB660.5 million year over year. Excluding foreign exchange impacts, adjusted net margin in this quarter would be 17.4%, compared to 14.9% during the same quarter of 2022 and 17.1% in the previous quarter. In longer term, we are confident to increase gross margin steadily by leveraging our core capabilities in IP product development, supply chain integration and globalization. We will also optimize our expense structure and pursue a sustainable margin profile.”

Mr. Zhang added, “We are also pleased to announce a cash dividend of RMB651.5 million, about 50% of our adjusted net profit during the second half of 2023. Since IPO, we have returned RMB2.8 billion to shareholders. Our capital allocation strategy in the future will continue to balance growth and our commitment to bringing stable and foreseeable return to shareholders.”

Recent Developments

Operational Update

According to the Company’s preliminary estimates, its major operations achieved the following updates:

January and February 2024: For the two months ended February 29, GMV of MINISO’s offline stores in China increased by around 13% year over year. GMV of MINISO’s overseas business increased by around 40% year over year.

Change of Financial Year End Date

In January, the board of the directors of the Company (the “Board”) resolved to change the Company’s financial year end date from June 30 to December 31 with immediate effect. Accordingly, going forward, the Company will file its annual reports for the period of 12 months from January 1 to December 31 within the first four months of the following year.

Highlights of MINISO Investor Day

On January 18, 2024, the Company hosted the MINISO 2024 Investor Day to enhance communications and share development strategy of the Company for the next five years with the investors. The Company brought up its vision of steering itself to become the world’s No.1 IP design retail group with an emphasis on production innovation (IP design), affordability and globalization.

Dividend Declaration

On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per American Depositary Share (“ADS”) or US$ 0.0725 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on March 28, 2024, New York Time and Beijing/Hong Kong Time, respectively. The payment date is expected to be on April 9, 2024 for holders of ordinary shares and around April 12, 2024 for holders of ADSs. The ex-dividend date will be March 27, 2024. The aggregate amount of cash dividend to be paid is approximately US$90.5 million (RMB651.5 million) at an exchange rate of RMB7.1977 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2023 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the special dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on March 28, 2024 (Beijing/Hong Kong Time).

Unaudited Financial Results for the December Quarter

Revenue was RMB3,841.3 million (US$541.0 million), representing an increase of 54.0% year over year, primarily driven by a 55.7% increase in revenue from China, and a 51.4% increase in revenue from overseas markets.

Revenue from China was RMB2,347.3 million (US$330.6 million). The 55.7% year-over-year increase was primarily driven by (i) an increase of 63.2% in revenue from MINISO’s offline stores in China, which was the result of a 17.2% growth in average store count and a 39.2% growth in average revenue per MINISO store in China, and (ii) an increase of 90.5% in revenue from TOP TOY, which was the result of a 19.5% growth in average store count and a 59.4% growth in average revenue per TOP TOY store.

Revenue from overseas markets was RMB1,494.0 million (US$210.4 million). The 51.4% year-over-year increase was primarily due to an increase of 15.9% in average store count and a growth of 30.7% in average revenue per MINISO store in overseas markets. Revenue from overseas markets contributed 38.9% of the Company’s total revenue in the December quarter of 2023, compared to 39.5% in the same period of 2022 and 34.2% in the previous quarter of 2023.

For more information on the composition and year-over-year change of revenue, please refer to “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,184.0 million (US$307.6 million), representing an increase of 45.9% year over year.

Gross profit was RMB1,657.3 million (US$233.4 million), representing an increase of 66.2% year over year.

Gross margin was 43.1%, compared to 40.0% in the same period of 2022. The year-over-year increase was primarily attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated overseas markets which accounted for over 50% of revenue from overseas markets, compared to 42.0% in the same period of 2022, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB5.6 million (US$0.8 million), compared to RMB7.9 million in the same period of 2022.

Selling and distribution expenses were RMB722.2 million (US$101.7 million), representing an increase of 73.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB700.8 million (US$98.7 million), representing an increase of 71.4% year over year. The year-over-year increase was mainly attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company’s business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with the Company’s brand upgrade and the opening of new stores in overseas markets.

General and administrative expenses were RMB187.1 million (US$26.4 million), representing an increase of 27.9% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB185.9 million (US$26.2 million), representing an increase of 32.0% year over year. The year-over-year increase was mainly attributable to increased personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB20.2 million (US$2.8 million), compared to RMB8.8 million in the same period of 2022. The year-over-year increase was mainly attributable to an increase in fair value of an investment in an unlisted limited partnership enterprise.

Operating profit was RMB765.4 million (US$107.8 million), representing an increase of 71.0% year over year.

Net finance income was RMB40.9 million (US$5.8 million), representing an increase of 75.7% year over year, mainly due to an increase in interest income of bank deposits.

Profit for the period was RMB637.8 million (US$89.8 million), representing an increase of 77.3% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB660.5 million (US$93.0 million), representing an increase of 77.0% year over year.

Adjusted net margin was 17.2%, compared to 15.0% in the same period of 2022.

Adjusted EBITDA was RMB995.3 million (US$140.2 million), representing an increase of 66.8% year over year.

Adjusted EBITDA margin was 25.9%, compared to 23.9% in the same period of 2022.

Basic and diluted earnings per ADS were both RMB2.04 (US$0.29) in this quarter, representing an increase of 82.1% year over year from RMB1.12 in the same period of 2022. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB2.12 (US$0.30) in this quarter, representing an increase of 82.8% year over year from RMB1.16 in the same period of 2022.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, March 12, 2024 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://us06web.zoom.us/j/88486834973?pwd=hLtL1nO9NpERFFfgHFZVIZKCbqrlbB.1

Meeting Number: 884 8683 4973

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 213 338 8477 (or +1 646 518 9805)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023, which was RMB7.0999 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and Board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,”, “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2023	December 31, 2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	534,634	769,306	108,355
Right-of-use assets	2,552,600	2,900,860	408,578
Intangible assets	25,277	19,554	2,754
Goodwill	21,069	21,643	3,048
Deferred tax assets	161,617	104,130	14,666
Other investments	73,870	90,603	12,761
Trade and other receivables	74,641	135,796	19,126
Term deposits	100,000	100,000	14,085
Interests in equity-accounted investees	-	15,783	2,223

	3,543,708	4,157,675	585,596

Current assets
Other investments	205,329	252,866	35,615
Inventories	1,450,519	1,922,241	270,742
Trade and other receivables	1,150,156	1,518,357	213,856
Cash and cash equivalents	6,489,213	6,415,441	903,596
Restricted cash	27,073	7,970	1,123
Term deposits	581,715	210,759	29,685

	9,904,005	10,327,634	1,454,617

Total assets	13,447,713	14,485,309	2,040,213

EQUITY
Share capital	95	95	13
Additional paid-in capital	7,254,871	6,331,375	891,756
Other reserves	1,106,718	1,114,568	156,983
Retained earnings	539,331	1,722,157	242,561

Equity attributable to equity shareholders of the Company	8,901,015	9,168,195	1,291,313
Non-controlling interests	17,253	23,022	3,243

Total equity	8,918,268	9,191,217	1,294,556

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30, 2023	December 31, 2023
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Contract liabilities	46,754	40,954	5,768
Loans and borrowings	7,215	6,533	920
Other payables	-	12,411	1,748
Lease liabilities	556,801	797,986	112,394
Deferred income	33,080	29,229	4,117

	643,850	887,113	124,947

Current liabilities
Loans and borrowings	-	726	102
Trade and other payables	3,019,302	3,389,826	477,447
Contract liabilities	292,887	324,028	45,638
Lease liabilities	328,933	447,319	63,004
Deferred income	6,778	6,644	936
Current taxation	237,695	238,436	33,583

	3,885,595	4,406,979	620,710

Total liabilities	4,529,445	5,294,092	745,657

Total equity and liabilities	13,447,713	14,485,309	2,040,213

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended December 31,			Six months ended December 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	2,494,434	3,841,313	541,038	5,266,878	7,632,467	1,075,010
Cost of sales	(1,497,353)	(2,183,972)	(307,606)	(3,281,218)	(4,391,428)	(618,520)

Gross profit	997,081	1,657,341	233,432	1,985,660	3,241,039	456,490
Other income	7,892	5,556	783	14,311	18,993	2,675
Selling and distribution expenses	(416,782)	(722,225)	(101,723)	(798,127)	(1,363,114)	(191,991)
General and administrative expenses	(146,282)	(187,137)	(26,358)	(313,908)	(357,689)	(50,379)
Other net income	8,815	20,152	2,838	72,850	21,105	2,973
Credit loss on trade and other receivables	(3,162)	(3,746)	(528)	(3,716)	(2,080)	(293)
Impairment loss on non-current assets	-	(4,547)	(640)	-	(4,547)	(640)

Operating profit	447,562	765,394	107,804	957,070	1,553,707	218,835
Finance income	32,429	54,603	7,691	64,684	123,969	17,461
Finance costs	(9,161)	(13,721)	(1,933)	(16,345)	(25,202)	(3,550)

Net finance income	23,268	40,882	5,758	48,339	98,767	13,911
Share of profit of equity-accounted investees, net of tax	-	268	38	-	268	38

Profit before taxation	470,830	806,544	113,600	1,005,409	1,652,742	232,784
Income tax expense	(111,063)	(168,742)	(23,767)	(241,498)	(396,665)	(55,869)

Profit for the period	359,767	637,802	89,833	763,911	1,256,077	176,915

Attributable to:
Equity shareholders of the Company	352,456	635,814	89,553	764,090	1,248,405	175,834
Non-controlling interests	7,311	1,988	280	(179)	7,672	1,081

Earnings per ordinary share
-Basic	0.28	0.51	0.07	0.61	1.00	0.14
-Diluted	0.28	0.51	0.07	0.61	1.00	0.14

Earnings per ADS
(Each ADS represents 4 ordinary shares)
-Basic	1.12	2.04	0.29	2.44	4.00	0.56
-Diluted	1.12	2.04	0.29	2.44	4.00	0.56

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended December 31,			Six months ended December 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit for the period	359,767	637,802	89,833	763,911	1,256,077	176,915

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(40,110)	(14,624)	(2,060)	(13,634)	(32,504)	(4,578)

Other comprehensive loss for the period	(40,110)	(14,624)	(2,060)	(13,634)	(32,504)	(4,578)

Total comprehensive income for the period	319,657	623,178	87,773	750,277	1,223,573	172,337

Attributable to:
Equity shareholders of the Company	314,490	621,230	87,499	746,698	1,217,804	171,524
Non-controlling interests	5,167	1,948	274	3,579	5,769	813

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per ordinary share, per ADS data and percentages)

	Three months ended December 31,			Six months ended December 31,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	359,767	637,802	89,833	763,911	1,256,077	176,915
Add back:
Equity-settled share-based payment expenses	13,353	22,663	3,192	26,580	46,432	6,540

Adjusted net profit	373,120	660,465	93,025	790,491	1,302,509	183,455
Adjusted net margin	15.0%	17.2%	17.2%	15.0%	17.1%	17.1%

Attributable to:
Equity shareholders of the Company	365,809	658,477	92,745	790,670	1,294,837	182,374
Non-controlling interests	7,311	1,988	280	(179)	7,672	1,081

Adjusted net earnings per ordinary share(1)
-Basic	0.29	0.53	0.07	0.64	1.04	0.15
-Diluted	0.29	0.53	0.07	0.63	1.04	0.15

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	1.16	2.12	0.30	2.56	4.16	0.59
-Diluted	1.16	2.12	0.30	2.52	4.16	0.59

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	373,120	660,465	93,025	790,491	1,302,509	183,455
Add back:
Depreciation and amortization	103,506	152,373	21,461	212,163	285,241	40,175
Finance costs	9,161	13,721	1,933	16,345	25,202	3,550
Income tax expense	111,063	168,742	23,767	241,498	396,665	55,869
Adjusted EBITDA	596,850	995,301	140,186	1,260,497	2,009,617	283,049
Adjusted EBITDA margin	23.9%	25.9%	25.9%	23.9%	26.3%	26.3%

Note:

(1) Adjusted basic and diluted net earnings per ordinary share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per ordinary share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended December 31,				Six months ended December 31,
	2022	2023			2022	2023
	RMB	RMB	US$	YoY	RMB	RMB	US$	YoY
Revenue
Domestic Operations	1,508	2,347	331	56%	3,360	4,843	682	44%
-MINISO Brand	1,386	2,156	304	56%	3,086	4,462	628	45%
-TOP TOY Brand	99	188	26	90%	223	369	52	65%
-Others	23	3	1	(87)%	51	12	2	(76)%
International Operations	986	1,494	210	51%	1,907	2,789	393	46%
Total	2,494	3,841	541	54%	5,267	7,632	1,075	45%

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

	As of
	December 31, 2022	September 30, 2023	December 31, 2023	YoY	QoQ
Number of MINISO stores in China
First-tier cities	453	499	522	69	23
Second-tier cities	1,395	1,554	1,617	222	63
Third- or lower-tier cities	1,477	1,749	1,787	310	38
Total	3,325	3,802	3,926	601	124

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

	As of
	December 31, 2022	September 30, 2023	December 31, 2023	YoY	QoQ
Number of MINISO stores in overseas markets
Asian countries excluding China	1,166	1,264	1,333	167	69
Americas	589	654	724	135	70
Europe	185	218	231	46	13
Others	175	177	199	24	22
Total	2,115	2,313	2,487	372	174